CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of C21 Investments Inc. (the "Company") on Form 40-F for the period ended January 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert Cheney, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 31, 2019	/s/ Robert Cheney
Robert Cheney
Chief Executive Officer
(Principal Executive Officer)

     A signed original of this written statement required by Section 906 has been provided to C21 Investments Inc. and will be retained by C21 Investments Inc. and furnished to the Securities and Exchange Commission or its staff upon request.